SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of April 1, 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                New Century Park
                                    PO Box 53
                                    Coventry
                                     CV3 1HJ

                         (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




The company has received the following announcement:

                                              Barclays PLC
                                              Group Corporate Secretariat
                                              One Churchill Place
                                              London E14 5HP
                                              Tel: 020 7116  2913

30 March 2005


The Company Secretary
Marconi Corporation PLC
34 Grosvenor Square
London
W1K 2HD


Dear Sir


Companies Act 1985 ("The Act") - Part VI


I hereby inform you that as at 24 March 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your company of 4.85%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 208,720,921 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.


Yours faithfully

Geoff Smith
Manager, Secretarial Services
Enc.



                               LEGAL ENTITY REPORT


MARCONI CORP (NEW)                                              SEDOL : 3335442

As at 24 March 2005 Barclay PLC, through the legal entities listed below, had a notifiable interest in 10,129,706 ORD GBP0.25 representing 4.85% of the issued share capital of 208,720,921 units.

Legal Entity                                       Holding      Percentage Held
Barclays Global Investors Australia Ltd             35,323            0.0169
Barclays Private Bank Ltd                                5            0.0001
Barclays Capital Securities Ltd                  2,334,080            1.1183
Barclays Life Assurance co Ltd                     188,792            0.0905
Barclays Global Investors Japan Trust & Banking    284,742            0.1364
Barclays Global Investors Japan Ltd                 51,842            0.0248
Barclays Bank PLC                                2,943,291            1.4102
Barclays Private Bank and Trust Ltd                 15,000            0.0072
Barclays Bank Trust Company Ltd                         23            0.0001
Barclays Global Fund Advisors                      462,093            0.2214
Barclays Global Investors, N.A.                  1,628,107            0.7800
Barclays Global Investors Ltd                    2,185,171            1.0469
Gerrard Ltd                                          1,237            0.0006

                        Group Holding           10,129,706            4.8534




                            REGISTERED HOLDERS REPORT

MARCONI CORP (NEW                                               SEDOL : 3335442

As at 24 March 2005 Barclay PLC, through the registered holders listed below, had a notifiable interest in 10,129,706 ORD GBP0.25 representing 4.85% of the issued share capital of 208,720,921 units.

Registered Holder              Account Designation     Holding
Bank of Ireland                                        29,767
BARCLAYS CAPITAL NOMINEES LIMI                        339,080
BARCLAYS CAPITAL NOMINEES LIMI                      2,943,291
BARCLAYS CAPITAL SECURITIES LT                      1,995,000
BARCLAYS TRUST CO AS EXEC/ADM                               5
Barclays Trust Co DMC69                                    18
CHASE NOMINEES LTD                    16376           120,915
Clydesdale Nominees HGB0125        01001464            15,000
INVESTORS BANK AND TRUST CO.                          290,649
INVESTORS BANK AND TRUST CO.                           49,785
INVESTORS BANK AND TRUST CO.                        1,064,714
INVESTORS BANK AND TRUST CO.                            1,167
INVESTORS BANK AND TRUST CO.                            5,998
INVESTORS BANK AND TRUST CO.                            2,976
INVESTORS BANK AND TRUST CO.                          406,399
INVESTORS BANK AND TRUST CO.                           46,720
JP MORGAN (BGI CUSTODY)               16331            68,616
JP MORGAN (BGI CUSTODY)               16341           120,176
JP MORGAN (BGI CUSTODY)               16400         1,963,376
JP MORGAN (BGI CUSTODY)               18409           100,880
JPMORGAN CHASE BANK                                     5,904
JPMorgan Chase Bank                                       574
JPMorgan Chase Bank                                    14,097
JPMorgan Chase Bank                                     2,082
JPMorgan Chase Bank                                     5,734
JPMorgan Chase Bank                                   110,291
JPMorgan Chase Bank                                    26,378
JPMorgan Chase Bank                                     9,058
JPMorgan Chase Bank                                    26,308
JPMorgan Chase Bank                                    80,974
JPMorgan Chase Bank                                    22,306
JPMorgan Chase Bank                                     1,794
JPMorgan Chase Bank                                     1,899
JPMORGAN CHASE BANK                                    35,323
Mellon Trust - Boston & SF                             27,222
Mitsubishi Trust International                          1,567
R C Greig Nominees Limited a/c           BL1                7
R C Greig Nominees Limited GP1           GP1              221
R C Greig Nominees Limited SA1           SA1            1,009
State Street                                            3,755
STATE STREET BOSTON                                    17,973
STATE STREET BOSTON                                   167,016
WELLS FARGO SEATTLE - WIRE BAN                          3,677
ZEBAN NOMINEES LIMITED                                      5

                                         Total     10,129,706


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary

Date: 1 April 2005